UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 25, 2011

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the Interim Report NXP B.V., dated 25 November 2011, as of and for the period ended October 2, 2011

Exhibits

1.	Interim Report NXP B.V., dated 25 November 2011, as of and for the period ended October 2, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 25th day of November 2011.

NXP B.V.

/s/ K.-H. Sundström

K.-H. Sundström, CFO

NXP Semiconductors

INTERIM REPORT

NXP B.V.

PERIOD ENDED

OCTOBER 2, 2011

November 25, 2011

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

Table of Contents

Page
Basis of Presentation	3
The Company	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction	5
Revenue and operating income (loss)	7
Net income (loss)	10
Employees	13
Liquidity and Capital Resources	13
Contractual Obligations	15
Off-balance Sheet Arrangements	15
Subsequent events	15
Interim consolidated financial statements:
Interim consolidated statements of operations and comprehensive income for the three and nine months ended October 2, 2011 and October 3, 2010 (unaudited)	16
Interim consolidated balance sheets as of October 2, 2011 (unaudited) and December 31, 2010 (audited)	17
Interim consolidated statements of cash flows for the three and nine months ended October 2, 2011 and October 3, 2010 (unaudited)	18
Interim consolidated statements of changes in equity for the nine months ended October 2, 2011 (unaudited)	20
Supplemental guarantor information	21

Basis of Presentation

This financial report of NXP B.V. (“we”, “NXP”, or the “Company”) contains interim consolidated financial statements as of and for the three and nine months ended October 2, 2011 and October 3, 2010 which are unaudited. The December 31, 2010 amounts included herein are derived from the audited consolidated financial statements of NXP B.V. and its consolidated subsidiaries, as presented in NXP B.V.’s Annual Report on Form 20-F, filed on June 22, 2011 with the United States Securities and Exchange Commission.

The third fiscal quarters of 2011 and 2010 ended on October 2, 2011 and October 3, 2010, respectively, and both consisted of 91 days.

These interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”), besides the exclusion of condensed notes to the consolidated financial statements, and require management to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in NXP B.V.’s 2010 Annual Report on Form 20-F.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at October 2, 2011 and results of operations and cash flows for the three and nine months ended October 2, 2011 and October 3, 2010. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the nine months ended October 2, 2011 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are disclosed in the financial statements incorporated in the 2010 Annual Report on Form 20-F, under note 2 “Significant accounting policies and new standards after 2010”.

In accordance with the provisions in ASC 815-35, the Company has begun to apply net investment hedging since May 2011. The US Dollar exposure of our net investment in US Dollar functional currency subsidiaries of $1.7 billion has been hedged by our US Dollar denominated bonds that are held in a EURO functional currency entity. These instruments are assumed to be highly effective. Foreign currency gains or losses on these US Dollar bonds that are designated as, and to the extent they are effective as, a hedge of the net investment in our US Dollar foreign entities are reported as a translation adjustment in other comprehensive income within equity, in this way offsetting the foreign currency changes to the net investment that are also reported in other comprehensive income.

Certain items previously reported under specific financial statement captions have been reclassified to conform to the current period presentation. Reference is made to dividends paid to non-controlling interests in the cash flow statement.

Furthermore, this report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and nine months ended October 2, 2011 compared to the same period ended October 3, 2010.

[-3]

The Company

NXP B.V. (the “Company” or “NXP”) is the parent company of the NXP Group (the “NXP Group” or the “Group”), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

NXP B.V., in its current form, was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor businesses to a consortium of private equity investors (the Private Equity Consortium) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor businesses (with over 50 years of innovation and operating history) to NXP B.V., on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP B.V. were then acquired by NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), an acquisition vehicle formed by the Private Equity Consortium and Philips. We refer to this multi-step transaction as the “Formation”.

At the time of the Formation, NXP Semiconductors N.V. was called KASLION Acquisition B.V., a Dutch private company with limited liability. On May 21, 2010, KASLION Acquisition B.V. converted into a public company with limited liability (naamloze vennootschap) and changed its name to NXP Semiconductors N.V.

Legal merger

On June 29, 2011, our parent company NXP Semiconductors N.V., and NXP B.V. have deposited with the trade register in Eindhoven, The Netherlands, a proposal for a legal merger in accordance with Title 2.7 of the Dutch Civil Code. In September 2011, management has decided not to execute this proposal. As a consequence, the intended legal merger will not take place.

We are incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, CA 95134, San Jose, United States of America, phone number +1 408 518 5400.

[-4]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated interim financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

Business segments

The Company is organized into three reportable segments in compliance with FASB ASC Topic 280. We have two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products, and one other reportable segment Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements along with the Divested Home activities.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources declines.

•

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses not allocated to the other business segments, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”), which was sold on December 14, 2010, and software solutions for mobile phones, our “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

Discontinued operations

On July 4, 2011, we sold our Sound Solutions business (formerly included in the Company’s Standard Products segment) to Knowles Electronics, LLC (“Knowles Electronics”), an affiliate of Dover Corporation, for $855 million in cash. The transaction resulted in a gain of $411 million, net of post-closing settlements, M&A costs, cash divested and taxes, recorded in the third quarter of 2011 under income on discontinued operations. Relating to the other costs of disposal, liabilities are included in the accruals and provisions of continuing operations. Cash-outs related to these liabilities will be reported as cash flows from discontinued operations. The financial statements attributable to our interest in our former Sound Solutions business are presented and separated as discontinued operations in the consolidated financial statements up to July 4, 2011. The previous periods have been restated accordingly.

[-5]

Divestments

Apart from the divestment related to our former Sound Solutions business described above, there were no divestments in 2011.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”) in exchange for 60% common shareholding in Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. After the divestment and acquisition of the investment in Trident, NXP B.V.’s shareholding of 60% was diluted to 58% as a result of Trident’s issuance of shares. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, until February 8, 2010, the results of the divested operations are presented in our consolidated accounts as “Divested Home Activities”. The continuing business of the former Home segment not divested has been regrouped into the segment High-Performance Mixed-Signal and into Corporate and Other. All previous periods reported have been restated accordingly.

Factors Affecting Comparability

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. Annualized cost savings for the Redesign Program were $58 million in the third quarter of 2011, bringing the cumulative total since inception of the program to $889 million. NXP continues to estimate that the total annualized program savings since inception in September 2008 through its expected completion at the end of 2011 to be approximately $925 million.

Cash paid out for the Redesign Program was $8 million in the third quarter of 2011 (first nine months of 2011: $64 million), bringing the cumulative total since the beginning of the program to $720 million. NXP continues to estimate that total program costs since inception in 2008 through its expected completion at the end of 2011 will be no greater than $725 million.

Effect of Acquisition Accounting

The formation of the Company and subsequent acquisitions have been accounted for using the acquisition method. Accordingly, the respective purchase prices have been pushed down within the NXP group and allocated to the fair value of the assets acquired and liabilities assumed. The term “PPA effect” (Purchase Price Accounting effect) includes the cumulative net effect of acquisition accounting applied. Certain PPA effects are recorded in our cost of revenue, and other are recorded in our operating expenses.

.

[-6]

Revenue and operating income (loss)

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q3 2010	Q3 2011	YTD 2010	YTD 2011

Revenue	1,120	1,060	3,324	3,263
% nominal growth	13.8	(5.4)	35.6	(1.8)
Gross profit	476	488	1,328	1,517
Research and development expenses	(146)	(165)	(430)	(484)
Selling expenses	(63)	(74)	(192)	(212)
General and administrative expenses	(162)	(145)	(523)	(470)
Other income (expense)	1	5	(16)	(1)

Operating income (loss)	106	109	167	350

Revenue

The following table presents the aggregate revenue and revenue growth by segment for the three months and YTD ended October 2, 2011 and October 3, 2010. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q3 2010			Q3 2011			YTD 2010			YTD 2011
	Revenue	growth %		Revenue	growth %		Revenue	growth %		Revenue	growth %

High-Performance Mixed-Signal	715	30.7		726	1.5		2,129	54.9		2,247	5.5
Standard Products	221	35.6		244	10.4		627	63.3		727	15.9
Manufacturing Operations	148	54.2		79	(46.6)		411	66.4		254	(38.2)
Corporate and Other	36	NM	1)	11	NM	1)	110	NM	1)	35	NM	1)
Divested Home Activities	—	—		—	—		47	(85.4)		—	—

Total	1,120	13.8		1,060	(5.4)		3,324	35.6		3,263	(1.8)

1)	NM: Not meaningful

Q3 2011 compared to Q3 2010

Revenue was $1,060 million in the third quarter of 2011 compared to $1,120 million in the third quarter of 2010, a nominal decline of 5.4%. Revenue of our combined two market oriented segments, HPMS and SP, increased by $34 million or 3.6% compared to the third quarter of 2010. This increase in revenue was offset by the decline in revenue of the other reportable segment.

The growth in our HPMS segment was mainly driven by high-performance RF power amplifiers and within our Identification business by banking and e-government. These increases were partly offset by lower revenues in automatic fare collection and tags & labels business, consistent with the project nature of these businesses. Revenue in our Automotive business was slightly lower mainly due to the aftereffects of earthquake in Japan. Revenue was also impacted due to higher inventory levels at our distribution partners.

The increase in our Standard Product segment was across the product portfolio and was supported by market share gains.

The lower revenue in our Manufacturing Operations was primarily due to the supplies towards the divested businesses.

The third quarter of 2010 included revenue, within Corporate and Other, related to the divested NuTune business which amounted to $24 million. There was no corresponding revenue in the third quarter of 2011.

YTD 2011 compared to YTD 2010

Revenue was $3,263 million in the first nine months of 2011 compared to $3,324 million in the first nine months of 2010. Revenue of our combined two market oriented segments, HPMS and SP, increased by $218 million or 7.9% compared to the first nine months of 2010. This increase in revenue was offset by the decline in segment Manufacturing Operations and Corporate and Other.

[-7]

Furthermore, revenue in the first nine months of 2010 included $47 million related to our Divested Home Activities and $78 million related to divested NuTune business for which there is no corresponding revenue in the first nine months of 2011.

The increase in our HPMS segment was driven by growth in our Identification business. The other main growth drivers were high-performance RF power amplifiers, microcontrollers, car entertainment systems and auto access solutions. These increases were partly offset by weakness in Mobile, Consumer and Computing business, mainly in our TV Front end business. The increase in our Standard Product segment was across the product portfolio and was supported by market share gains.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended October 2, 2011 and October 3, 2010.

($ in millions, unless otherwise stated)	Q3 2010			Q3 2011			YTD 2010			YTD 2011
	Operating income (loss)	in % of segment revenue		Operating income (loss)	in % of segment revenue		Operating income (loss)	in % of segment revenue		Operating income (loss)	in % of segment revenue

High-Performance Mixed-Signal	120	16.8		86	11.8		268	12.6		319	14.2
Standard Products	31	14.0		42	17.2		52	8.3		124	17.1
Manufacturing Operations	(8)	(5.4)		(16)	(20.3)		(37)	(9.0)		(50)	(19.7)
Corporate and Other	(37)	NM	1)	(3)	NM	1)	(85)	NM	1)	(43)	NM	1)
Divested Home Activities	—	—		—	—		(31)	(66.0)		—	—

Total	106	9.5		109	10.3		167	5.0		350	10.7

1)	NM: Not meaningful

The table below depicts the PPA effects for the three months and YTD ended October 2, 2011 and October 3, 2010 and per line item in the statement of operations.

($ in millions, unless otherwise stated)	Q3 2010	Q3 2011	YTD 2010	YTD 2011

Gross profit	(3)	(15)	(18)	(21)
General and administrative expenses	(66)	(68)	(215)	(207)

Operating income (loss)	(69)	(83)	(233)	(228)

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values, as well as the charge to Cost of Sales of the remaining book value of long-lived intangible assets in case of sale of those assets. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below depicts the PPA effects for the three months and YTD ended October 2, 2011 and October 3, 2010 on operating income (loss) per segment.

($ in millions, unless otherwise stated)	Q3 2010	Q3 2011	YTD 2010	YTD 2011

High-Performance Mixed-Signal	(48)	(63)	(169)	(165)
Standard Products	(12)	(14)	(42)	(43)
Manufacturing Operations	(7)	(6)	(20)	(20)
Corporate and Other	(2)	—	(2)	—

Total	(69)	(83)	(233)	(228)

[-8]

Q3 2011 compared to Q3 2010

Our operating income in the third quarter of 2011 was $109 million compared to an operating income of $106 million in the third quarter of 2010. The increase in operating income was mainly driven by higher gross profit. Gross profit, in the third quarter of 2011 amounted to $488 million, or 46.0% of revenue, compared to $476 million, or 42.5% of revenue, in the third quarter of 2010. The increase in gross profit was largely due to higher revenue of our HPMS and Standard Product segments supported by cost reductions achieved as a result of the Redesign Program. Included in gross profit are the PPA effects that amounted to $15 million in the third quarter of 2011 compared to $3 million in the third quarter of 2010. Also included in gross profit are restructuring and other incidental items, which amounted to a loss of $9 million in the third quarter of 2011 and 2010. The factory utilization decreased from 99%, in the third quarter of 2010, to 79% in the third quarter of 2011.

Gross profit in our HPMS segment was $397 million, or 54.7% of revenue, compared to $403 million, or 56.4% of revenue in the third quarter of 2010. The gross margin declined slightly due to the lower factory utilization partly compensated by better product mix and cost reductions achieved from the redesign program. Gross profit in our Standard Product segment was $90 million, or 36.9% of revenue, compared to $78 million, or 35.3% of revenue in the third quarter of 2010. The increase in gross profit was attributable to higher volumes and better product mix.

Operating expenses in the third quarter of 2011 amounted to $384 million compared to $371 million in the third quarter of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $68 million and $11 million, respectively, in the third quarter of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $66 million and $6 million, respectively, in the third quarter of 2010. Increase in operating expenses was in the research and development expenses and selling expenses – mainly within our HPMS segment. These increases were partly offset by lower general and administrative expenses due to the cost savings achieved as a result of the Redesign Program.

Operating income in our HPMS segment was $86 million, or 11.8% of revenue, in the third quarter of 2011 compared to $120 million, or 16.8% of revenue in the third quarter of 2010. Included are PPA effects which amounted to a loss of $63 million in the third quarter of 2011. PPA effects amounted to $48 million in the third quarter of 2010. Restructuring costs and the release of unused restructuring provisions amounted to an aggregate income of $3 million in the third quarter of 2010. The decline in operating income was mainly due to higher investments in research and development expenses partly offset by higher gross profit.

Operating income in our Standard Products segment was $42 million, or 17.2% of revenue, compared to $31 million, or 14.0% of revenue, in the third quarter of 2010. Included are PPA effects which amounted to a loss of $14 million in the third quarter of 2011 compared to $12 million in the third quarter of 2010. Furthermore, the third quarter of 2011 included a gain of $1 million related to restructuring and other incidental items compared to a loss of $1 million in the third quarter of 2010. The increase in operating income was mainly due to higher gross profit partly offset by higher operating expenses.

YTD 2011 compared to YTD 2010

Our operating income in the first nine months of 2011 was $350 million compared to an operating income of $167 million in the first nine months of 2010. The increase in operating income was mainly driven by higher gross profit partly offset by higher operating expenses. Gross profit, in the first nine months of 2011 amounted to $1,517 million, or 46.5% of revenue, compared to $1,328 million, or 40.0% of revenue, in the first nine months of 2010. The increase in gross profit was mainly due to higher revenue of our two market oriented segments - HPMS and Standard Product and a favorable product mix within our HPMS segment. Also included in gross profit are the PPA effects and restructuring and other incidental items, which amounted to a loss of $21 million and $27 million, respectively, in the first nine months of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $18 million and $21 million, respectively, in the first nine months of 2010.

Gross profit in our HPMS segment was $1,252 million, or 55.7% of revenue, compared to $1,112 million, or 52.2% of revenue in the first nine months of 2010. The increase in gross profit was driven by higher revenue, better product mix and redesign savings. Gross profit in our Standard Product segment was $269 million, or 37.0% of revenue, compared to $196 million, or 31.3% of revenue in the first nine months of 2010. The increase in gross profit was attributable to higher revenue and better product mix.

[-9]

Operating expenses in the first nine months of 2011 amounted to $1,166 million compared to $1,145 million in the first nine months of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $207 million and $41 million, respectively, in the first nine months of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $215 million and $39 million, respectively, in the first nine months of 2010.

The increase in operating expenses was mainly in research and development expenses and selling expenses partly offset by cost savings in general and administrative expenses. Furthermore, the first nine months of 2010 included operating expenses related to Divested Home Activities (until February 8, 2010) which amounted to $22 million.

Operating income in our HPMS segment was $319 million, or 14.2% of revenue, compared to $268 million, or 12.6% of revenue in the first nine months of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $165 million and $6 million, respectively, in the first nine months of 2011. PPA effects amounted to $169 million in the first nine months of 2010. Restructuring costs and the release of unused restructuring provisions amounted to an aggregate income of $8 million in the first nine months of 2010. The increase in operating income was primarily due to higher gross profit partly offset by higher operating expenses.

Operating income in our Standard Products segment was $124 million, or 17.1% of revenues, compared to $52 million, or 8.3% of revenue, in the first nine months of 2010. Included are PPA effects which amounted to a loss of $43 million in the first nine months of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $42 million and $1 million, respectively, in the first nine months of 2010. The increase in operating income was mainly driven by higher revenue resulting in higher gross profit partly offset by higher operating expenses.

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q3 2010	Q3 2011	YTD 2010	YTD 2011

Operating income (loss)	106	109	167	350
Financial income (expense)	279	(174)	(436)	(92)
Provision for income taxes	(27)	(20)	(29)	(19)
Result equity-accounted investees	(5)	(25)	(60)	(62)
Discontinued operations	23	421	48	432

Net income (loss)	376	311	(310)	609

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q3 2010	Q3 2011	YTD 2010	YTD 2011

Interest income	1	2	1	4
Interest expense	(81)	(75)	(239)	(237)
Foreign exchange gains (losses)	323	(82)	(229)	193
Extinguishment of debt	55	(11)	57	(25)
Other	(19)	(8)	(26)	(27)

Total	279	(174)	(436)	(92)

[-10]

Q3 2011 compared to Q3 2010

Financial income and expense was an expense of $174 million in the third quarter of 2011, compared to an income of $279 million in the third quarter of 2010. Financial income and expense included a loss of $82 million in the third quarter of 2011, resulting from a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a gain of $323 million in the third quarter of 2010. The net interest expense amounted to $73 million in the third quarter of 2011 compared to $80 million in the third quarter of 2010. The third quarter of 2011 included a loss of $11 million resulting from the buy-back of the bonds, compared to a gain of $55 million in the third quarter of 2010. The lower net interest expense in the third quarter of 2011 compared to the third quarter of 2010, was mainly due to buy back of bonds and repayment of the short term revolving credit facility.

The Company has begun to apply net investment hedging since May, 2011. The US dollar exposure of the net investment in US dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar denominated bonds. As a result we have reported a loss of $125 million in the third quarter of 2011 in other comprehensive income, because of the foreign currency result on the US dollar bonds that are recorded in a Euro functional currency entity. In case no net investment hedging was applied, this amount would have been recorded as a loss within financial income (expense) in the Statement of Operations. No amounts resulting from ineffectiveness of net investment hedge were recognized in the Statement of Operations in the third quarter of 2011.

YTD 2011 compared to YTD 2010

Financial income and expense was an expense of $92 million in the first nine months of 2011, compared to an expense of $436 million in the first nine months of 2010. Financial income and expense included a gain of $193 million in the first nine months of 2011, resulting from a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a loss of $229 million in the first nine months of 2010. The net interest expense amounted to $233 million in the first nine months of 2011 compared to $238 million in the first nine months of 2010.

The first nine months of 2011 included a loss of $25 million resulting from the buy-back of the bonds compared to a gain of $57 million in the first nine months of 2010.

As a result of the net investment hedging of $1.7 billion, we have reported a loss of $127 million in the first nine months of 2011 in other comprehensive income because of the foreign currency result on the US dollar bonds that are recorded in a Euro functional currency entity. In case no net investment hedging was applied, this amount would have been recorded as a loss within financial income (expense) in the Statement of Operations. No amounts resulting from ineffectiveness of net investment hedge were recognized in the Statement of Operations in 2011.

Provision for income taxes

Q3 2011 compared to Q3 2010

The effective income tax rates for the three months ended October 2, 2011 and October 3, 2010 were (30.8)% and 7.0% respectively. The higher effective tax rate for the three months ended October 2, 2011 compared to the same period in the previous year was primarily due the movement in the FIN48 position and to losses recorded in jurisdictions where a full valuation allowance was recorded. No tax benefit was recorded for these losses because a corresponding valuation allowance was recorded.

YTD 2011 compared to YTD 2010

The effective income tax rates for the nine months ended October 2, 2011 and October 3, 2010 were 7.4% and (10.8)% respectively. The lower effective tax rate for the nine months ended October 2, 2011 compared to the same period in the previous year was primarily due to profits recorded in jurisdictions where a full valuation allowance was recorded. No tax expense was recorded for these profits because unrecognized losses were utilized and the valuation allowance was released correspondingly.

[-11]

Results relating to equity-accounted investees

Q3 2011 compared to Q3 2010

Result relating to the equity-accounted investees was a loss of $25 million in the third quarter of 2011, compared to a loss of $5 million in the third quarter of 2010. The result related to equity-accounted investees was primarily related to our investment in Trident.

YTD 2011 compared to YTD 2010

Result relating to the equity-accounted investees is a loss of $62 million in the first nine months of 2011, compared to a loss of $60 million in the first nine months of 2010. The result related to equity-accounted investees was primarily related to our investment in Trident.

Net income from continuing operations

Q3 2011 compared to Q3 2010

Our income from continuing operations in the third quarter of 2011 was a loss of $110 million compared to a net gain from continuing operations of $353 million in the third quarter of 2010. The higher net loss was mainly driven by foreign exchange loss and loss on extinguishment of debt included in financial income and expense in the third quarter of 2011 compared to a foreign exchange gain and gain on extinguishment of debt in the third quarter of 2010. Furthermore, the loss related to equity accounted investees was higher in the third quarter of 2011 compared to third quarter of 2010.

YTD 2011 compared to YTD 2010

Our income from continuing operations in the first nine months of 2011 was $177 million compared to a net loss from continuing operations of $358 million in the first nine months of 2010. The higher net income was mainly driven by higher operating income resulting from higher gross profit and foreign exchange gains included in financial income and expense in the first nine months of 2011 compared to foreign exchange losses in the first nine months of 2010. These were partly offset by losses related to extinguishment of debt in the first nine months of 2011 compared to gains in the first nine months of 2010.

Income (loss) from discontinued operations

Q3 2011 compared to Q3 2010

The income on discontinued operations, net of taxes, was $421 million in the third quarter of 2011, compared to net income of $23 million in the third quarter of 2010. This related entirely to the results of our former Sound Solutions business, which was sold to Knowles Electronics, an affiliate of Dover Corporation on July 4, 2011. The result in the third quarter of 2011 includes the transaction gain of $411 million.

YTD 2011 compared to YTD 2010

The income on discontinued operations, net of taxes, was $432 million in the first nine months of 2011, compared to net income of $48 million in the first nine months of 2010, entirely related to the results of our former Sound Solutions business. The result in the first nine months of 2011 includes the transaction gain of $411 million.

Non-controlling interests

Q3 2011 compared to Q3 2010

The share of non-controlling interests amounted to a profit of $10 million in the third quarter of 2011, compared to a profit of $7 million in the third quarter of 2010. This was related to the third-party share in the results of consolidated companies, predominantly SSMC. The third quarter of 2010 also included the third-party share in the result of the NuTune business.

[-12]

YTD 2011 compared to YTD 2010

The share of non-controlling interests amounted to a profit of $37 million in the first nine months of 2011, compared to a profit of $28 million in the first nine months of 2010. This was related to the third-party share in the results of consolidated companies, predominantly SSMC. The first nine months of 2010 also included the third-party share in the result of the NuTune business.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at October 2, 2011 and December 31, 2010.

(number of full-time employees)	December 31, 2010	October 2, 2011

High-Performance Mixed-Signal	2,864	3,132
Standard Products	1,746	1,803
Manufacturing Operations	15,526	15,550
Corporate and Other	4,335	4,062

Total	24,471	24,547

(number of full-time employees)	December 31, 2010	October 2, 2011

Europe and Africa	7,347	7,257
Americas	542	538
Greater China	6,926	7,036
Asia Pacific	9,656	9,716

Total	24,471	24,547

The number of employees at December 31, 2010 excludes 941 employees from our discontinued Sound Solutions business.

Liquidity and Capital Resources

At the end of the third quarter of 2011, our cash balance was $865 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1,534 million of liquidity as of October 3, 2011. Since December 31, 2010 our cash balance decreased by $43 million, of which $10 million relates to our discontinued Sound Solutions business.

Capital expenditures decreased in the third quarter of 2011 compared to second quarter of 2011 from $71 million to $45 million, compared to capital expenditures of $61 million in the third quarter and $71 million in the second quarter of 2010. Restructuring payments of $8 million in the third quarter of 2011 were lower compared to the $60 million in the third quarter 2010.

Of the total cash balance per the third quarter of 2011, $227 million was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend but 38.8% of the dividend will be paid to our joint venture partner.

Since December 31, 2010, our total debt has decreased from $4,551 million to $3,821 million, predominantly as a result of the use of proceeds of the Sound Solution business, partly offset by currency fluctuation, which impacted the Company’s Euro-denominated long-term debt. As such short term debt decreased from $423 million to $49 million.

Various open market transactions decreased our Euro denominated Senior Notes 2015 for a principal of €32 million, the US dollar denominated Senior Notes 2015 for a principal amount of $96 million and the US dollar denominated Senior Secured Notes 2018 for a principal amount of $78 million.

[-13]

Cash Flows

The condensed consolidated statements of cash flows for the three months and YTD ended October 2, 2011 and October 3, 2010 are presented as follows:

($ in millions, unless otherwise stated)	Q3 2010	Q3 2011	YTD 2010	YTD 2011

Cash flow from operating activities:
Net income (loss)	376	311	(310)	609
(Income) loss from discontinued operations, net of tax	(23)	(421)	(48)	(432)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	(201)	241	568	32

Net cash provided by (used for) operating activities	152	131	210	209
Net cash (used for) provided by investing activities	(43)	(92)	(184)	(217)
Net cash (used for) provided by financing activities	(48)	(835)	(62)	(866)

Net cash provided by (used for) continuing operations	61	(796)	(36)	(874)
Net cash provided by (used for) discontinued operations	(1)	842	—	840

Total change in cash and cash equivalents	60	46	(36)	(34)
Effect of changes in exchange rates on cash positions	60	(48)	(43)	(9)
Cash and cash equivalents at beginning of period	842	867	1,041	908

Cash and cash equivalents at end of period	962	865	962	865
Less: cash and cash equivalents at end of period – discontinued operations	15	—	15	—

Cash and cash equivalents at end of period – continuing operations	947	865	947	865

Cash Flow from Operating Activities

During the first nine months of 2011 we generated a cash flow from operating activities of $209 million, compared to $210 million over the same period in 2010. In the third quarter of 2011 the cash flow from operating activities was $131 million, compared to $152 million in 2010. Cash interest payments amounted to $ 246 million and $82 million in the first nine months and the third quarter of 2011, respectively, compared to $201 million and $56 million in the same periods of 2010. Restructuring payments were $64 million and $8 million in the first nine months and the third quarter of 2011, respectively, compared to $181 million and $60 million in the same periods of 2010.

Cash Flow from Investing Activities

Net cash used for investing activities through continued operations was $217 million in the first nine months of 2011 of which $92 million was related to the third quarter. Compared to the first nine months of 2010, this is an increase of $33 million. The investing activities mainly relate to gross capital expenditures of $180 million and $45 million in the first nine months and the third quarter of 2011, respectively, compared to $181 million and $61 million in the same periods of 2010. Net cash provided from investment activities during the third quarter of 2011 related to discontinued activities was $842 million and all relate to the divestment of the Sound Solutions business. Furthermore, investing activities included $48 million for a loan made to our parent company, NXP Semiconductors N.V.

[-14]

Cash Flow from Financing Activities

Net cash used by financing activities in the first nine months and the third quarter of 2011 was $866 million and $835 million, respectively, compared to the net cash used for financing activities of $62 million and $48 million in the same periods of 2010. In the third quarter of 2011, NXP completed the agreement with Dover Corporation whereby Dover’s Knowles Electronics business has acquired NXP’s Sound Solutions business. Under the terms of the agreement, Knowles has acquired NXP’s Sound Solutions business for gross proceeds of $855 million in cash. These proceeds were used in the third quarter to fully repay the utilized borrow capacity ($600 million) under the Secured Revolving Credit Facility, while various open market transactions decreased our Euro denominated Senior Notes 2015 for a principal of €32 million, US dollar denominated Senior Notes 2015 for a principal amount of $96 million and US dollar denominated Senior Secured Notes 2018 for a principal amount of $78 million.

Contractual Obligations

Other than the new $500 million Term Loan described below, no material changes in our contractual obligations occurred since December 31, 2010.

On March 4, 2011, NXP B.V. entered into a new $500 million Term Loan, which had not been drawn as of the end of the first quarter of 2011. The Term Loan was drawn on April 5, 2011. On April 6, 2011, the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest.

Off-balance Sheet Arrangements

At the end of the third quarter of 2011, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

Subsequent events

Refinancing

On November 1, 2011, NXP Semiconductors N.V. announced that its subsidiary, NXP B.V., together with NXP Funding, entered into a private transaction whereby it will purchase U.S. dollar-denominated floating rate notes due 2013 and euro-denominated floating rate notes due 2013 from an existing notes-holder in exchange for new U.S. dollar-denominated senior secured floating rate notes due 2016. On November 10, 2011, NXP Semiconductors N.V. announced that NXP B.V. and NXP Funding LLC have closed the initial tranche of the previously announced private exchange transaction, issuing $534.5 million U.S. dollar-denominated senior secured floating rate notes due 2016 (“New FRNs”) in exchange for $250.5 million principal amount of its U.S. dollar-denominated floating rate notes due 2013 and €200.5 million principal amount of its euro-denominated floating rate notes due 2013. NXP expects to complete the final tranche of the transaction by issuing the remaining $79.7 million of New FRNs in November and retiring additional euro- and U.S.-dollar denominated floating rate notes due 2013. The new floating rates will bear interest at LIBOR + 550bps.

On November 10, 2011, NXP Semiconductors N.V. announced that its subsidiary, NXP B.V., together with NXP Funding LLC, has launched a transaction seeking commitments for up to US$500 million in new senior secured loans due 2017, the proceeds of which would be used to refinance a portion of NXP’s existing secured floating rate notes. The new secured loans would be drawn as additional loans under NXP’s existing Senior Secured Term Loan Facility due 2017.

Eindhoven, November 25, 2011

Board of directors

[-15]

Interim consolidated statements of operations and comprehensive income of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 3, 2010	October 2, 2011	October 3, 2010	October 2, 2011

Revenue	1,120	1,060	3,324	3,263
Cost of revenue	(644)	(572)	(1,996)	(1,746)

Gross profit	476	488	1,328	1,517

Research and development expense	(146)	(165)	(430)	(484)
Selling expense	(63)	(74)	(192)	(212)
General and administrative expense	(162)	(145)	(523)	(470)
Other income (expense)	1	5	(16)	(1)

Operating income (loss)	106	109	167	350

Financial income (expense):
- Extinguishment of debt	55	(11)	57	(25)
- Other financial income (expense)	224	(163)	(493)	(67)

Income (loss) before income taxes	385	(65)	(269)	258

Provision for income taxes	(27)	(20)	(29)	(19)

Income (loss) after income taxes	358	(85)	(298)	239

Results relating to equity-accounted investees*	(5)	(25)	(60)	(62)

Income (loss) from continuing operations	353	(110)	(358)	177

Income (loss) on discontinued operations, net of tax	23	421	48	432

Net income (loss)	376	311	(310)	609

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholder	369	301	(338)	572
Net income (loss) attributable to non-controlling Interests	7	10	28	37

Net income (loss)	376	311	(310)	609

Consolidated statements of comprehensive income:

Net income (loss)	376	311	(310)	609
- Recognition funded status pension benefit plan	—	—	—	—
- Foreign currency translation adjustments	(103)	17	103	(47)
- Net investment hedge	—	(125)	—	(127)
- Reclassifications into income	—	(2)	—	(2)
- Income tax on net current period changes	—	—	—	—

Total comprehensive income (loss)	273	201	(207)	433

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholder	266	191	(235)	396
Income (loss) attributable to non-controlling interests	7	10	28	37

Total net comprehensive income (loss)	273	201	(207)	433

*

During the third quarter 2011, the share in net income of NXP’s equity-accounted participation in Trident is not based on the actual reported net income due to differences in reporting schedules between NXP and Trident. NXP has estimated Trident’s income based on our interpretation of Trident’s public guidance and statements made during the third quarter 2011.

[-16]

Interim consolidated balance sheets of NXP B.V.

($ in millions, unless otherwise stated)

	December 31, 2010 (audited)		October 2, 2011 (unaudited)
Assets
Current assets
Cash and cash equivalents		898		865
Receivables:
- Accounts receivable – net	396		413
- Other receivables	42		33

		438		446
Assets held for sale		48		45
Current assets of discontinued operations		110		—
Inventories		513		610
Loan receivable from parent		—		46
Other current assets		129		111

Total current assets		2,136		2,123

Non-current assets
Investments in equity-accounted investees		132		71
Other non-current financial assets		19		18
Non-current assets of discontinued operations		266		—
Other non-current assets		135		151
Property, plant and equipment:
- At cost	2,139		2,156
- Less accumulated depreciation	(975)		(1,049)

		1,164		1,107
Intangible assets excluding goodwill:
- At cost	2,928		2,948
- Less accumulated amortization	(1,442)		(1,674)

		1,486		1,274
Goodwill		2,299		2,316

Total non-current assets		5,501		4,937

Total assets		7,637		7,060

Liabilities and equity
Current liabilities
Accounts payable		593		532
Liabilities held for sale		21		21
Current liabilities of discontinued operations		60		—
Accrued liabilities		461		422
Short-term provisions		95		120
Other current liabilities		95		86
Short-term debt		423		49

Total current liabilities		1,748		1,230

Non-current liabilities
Long-term debt		4,128		3,772
Long-term provisions		415		348
Non-current liabilities of discontinued operations		20		—
Other non-current liabilities		107		104

Total non-current liabilities		4,670		4,224

Contractual obligations and contingent liabilities
Equity
Non-controlling interests		233		203
Stockholder’s equity:
Common stock, par value €455 per share:
- Authorized: 200 shares	—		—
- Issued: 40 shares	—		—
Capital in excess of par value	6,057		6,078
Accumulated deficit	(5,609)		(5,037)
Accumulated other comprehensive income (loss)	538		362

Total Stockholder’s equity		986		1,403

Total equity		1,219		1,606

Total liabilities and equity		7,637		7,060

[-17]

Interim consolidated statements of cash flows of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 3, 2010	October 2, 2011	October 3, 2010	October 2, 2011
Cash flows from operating activities:
Net income (loss)	376	311	(310)	609
Income (loss) from discontinued operations, net of tax	(23)	(421)	(48)	(432)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	155	152	500	440
Net (gain) loss on sale of assets	(7)	(1)	19	12
Gain on extinguishment of debt	(55)	11	(57)	25
Results relating to equity-accounted investees	6	25	60	62

Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	83	(19)	41	8
(Increase) decrease in inventories	(26)	(50)	46	(90)
Increase (decrease) in accounts payable, accrued and other liabilities	(40)	17	(110)	(155)
Decrease (increase) in other non-current assets	103	11	(103)	20
Increase (decrease) in provisions	(49)	6	(89)	(133)

Exchange differences	(382)	82	240	(193)
Other items	11	7	21	36

Net cash provided by (used for) operating activities	152	131	210	209
Cash flows from investing activities:
Purchase of intangible assets	(2)	(1)	(4)	(5)
Capital expenditures on property, plant and equipment	(61)	(45)	(181)	(180)
Proceeds from disposals of property, plant and equipment	2	1	30	14
Purchase of other non-current financial assets	(1)	—	(1)	(1)
Proceeds from the sale of other non-current financial assets	27	1	27	3
Loan to parent	—	(48)	—	(48)
Purchase of interests in businesses	(8)	—	(8)	—
Proceeds from (consideration related to) sale of interests in businesses	—	—	(47)	—

Net cash (used for) provided by investing activities	(43)	(92)	(184)	(217)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	6	(1)	18
Amounts drawn under the revolving credit facility	—	—	—	200
Repayments under the revolving credit facility	(100)	(600)	(100)	(600)
Repurchase of long-term debt	(1,370)	(230)	(1,383)	(908)
Net proceeds from the issuance of long-term debt	974	—	974	496
Principal payments on long-term debt	(1)	(2)	(1)	(5)
Dividends paid to non-controlling interests1)	(1)	—	(1)	(67)
Net proceeds from the issuance of common stock	450	—	450	—
Cash proceeds from exercise of stock options	—	(9)	—	—

Net cash provided by (used for) financing activities	(48)	(835)	(62)	(866)

Net cash provided by (used for) continuing operations	61	(796)	(36)	(874)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	7	—	15	20
Net cash (used for) provided by investing activities	(8)	842	(15)	822
Net cash provided by (used for) financing activities	—	—	—	(2)

Net cash provided by (used for) discontinued operations	(1)	842	—	840

Net cash provided by (used for) continuing and discontinued operations	60	46	(36)	(34)

Effect of changes in exchange rates on cash positions	60	(48)	(43)	(9)

Increase (decrease) in cash and cash equivalents	120	(2)	(79)	(43)
Cash and cash equivalents at beginning of period	842	867	1,041	908

Cash and cash equivalents at end of period	962	865	962	865
Less: cash and cash equivalents at end of period – discontinued operations	15	—	15	—

Cash and cash equivalents at end of period – continuing operations	947	865	947	865

1)	Dividends paid to non-controlling interests have been reclassified from operating activities to financing activities to align with the guidance provided by ASC Topic 810 that classifies non-controlling interests within equity.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-18]

Interim consolidated statements of cash flows of NXP B.V. - Continued (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 3, 2010	October 2, 2011	October 3, 2010	October 2, 2011

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	56	82	201	246
Income taxes	7	1	12	19

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	30	2	10	17
Book value of these assets	(23)	(1)	(135)	(29)
Non-cash gains (losses)	—	—	106	—

	7	1	(19)	(12)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	177	—

Other items:
Other items consist of the following non-cash elements in income:

Share-based compensation	7	3	21	21
Value adjustments/impairment financial assets	—	—	(4)	—
Non-cash interest cost due to applying effective interest method	4	5	11	14
Others	—	(1)	(7)	1

	11	7	21	36

[-19]

Interim consolidated statements of changes in equity of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Net investment hedge	Currency translation difference	Unrecognized net periodic pension cost	Total accumulated other comprehensive income (loss)	Total Stockholder’s equity	Non- controlling interests	Total equity

Balance as of December 31, 2010	—	6,057	(5,609)	-c	525	13	538	986	233	1,219

Net income (loss)			572					572	37	609
Other comprehensive income (loss):
- Current period change				(127)	(47)		(174)	(174)		(174)
- Reclassification to income (loss)					(2)		(2)	(2)		(2)
- Income tax on current period changes

Total comprehensive income (loss)			572	(127)	(49)	—	(176)	396	37	433

Share-based compensation plans		21						21		21
Dividends paid to non-controlling interests									(67)	(67)
Changes in participation

Balance as of October 2, 2011	—	6,078	(5,037)	(127)	476	13	362	1,403	203	1,606

[-20]

Supplemental consolidated statement of operations for the nine months ending October 2, 2011

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Revenues		3,134	28	3,162	101		3,263
Intercompany revenues		165	350	515	259	(774)	—

Total revenues		3,299	378	3,677	360	(774)	3,263
Cost of revenues	8	(1,757)	(257)	(2,006)	(259)	519	(1,746)

Gross profit	8	1,542	121	1,671	101	(255)	1,517
Research and development expenses	(11)	(371)	(123)	(505)		21	(484)
Selling expenses		(302)	(74)	(376)		164	(212)
General and administrative expenses	(4)	(469)	(46)	(519)	(21)	70	(470)
Other business income (expense)	(1,166)	1,023	149	6	(7)		(1)

Operating income	(1,173)	1,423	27	277	73		350
Financial income and expenses	(12)	(80)		(92)			(92)
Income (loss) subsidiaries	1,388			1,388		(1,388)	—

Income (loss) before taxes	203	1,343	27	1,573	73	(1,388)	258
Provision for income taxes	(10)	(4)	(5)	(19)			(19)

Income (loss) after taxes	193	1,339	22	1,554	73	(1,388)	239
Results relating to equity-accounted investees	(62)			(62)			(62)

Net income (loss) from continuing operations	131	1,339	22	1,492	73	(1,388)	177
Income (loss) on discontinued operations, net of tax	441	(24)	15	432			432

Net income (loss)	572	1,315	37	1,924	73	(1,388)	609

Attribution of net income:
Net income (loss) attributable to stockholder	572	1,315	37	1,924	36	(1,388)	572
Net income (loss) attributable to non-controlling interests					37		37

Net income (loss)	572	1,315	37	1,924	73	(1,388)	609

[-21]

Supplemental consolidated balance sheet at October 2, 2011

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	486	75	74	635	230		865
Receivables		412	24	436	10		446
Intercompany accounts receivable	23	159	114	296	74	(370)	—
Assets held for sale		45		45			45
Current assets of discontinued operations
Inventories		522	52	574	36		610
Loan receivable from parent	46			46			46
Other current assets	27	59	20	106	5		111

Total current assets	582	1,272	284	2,138	355	(370)	2,123

Non-current assets:
Investments in equity-accounted investees	71			71			71
Investments in affiliated companies	3,977			3,977		(3,977)	—
Other non-current financial assets	2	14	2	18			18
Non-current assets of discontinued operations
Other non-current assets	61	50	39	150	1		151
Property, plant and equipment		714	149	863	244		1,107
Intangible assets excluding goodwill		1,058	93	1,151	123		1,274
Goodwill	832	1,152	276	2,260	56		2,316

Total non-current assets	4,943	2,988	559	8,490	424	(3,977)	4,937

Total	5,525	4,260	843	10,628	779	(4,347)	7,060

Liabilities and equity
Current liabilities:
Accounts and notes payable		428	73	501	31		532
Intercompany accounts payable	82	181	104	367	3	(370)	—
Liabilities held for sale	21			21			21
Current liabilities of discontinued operations
Accrued liabilities	103	216	78	397	25		422
Short-term provisions	61	31	28	120			120
Other current liabilities	36	48	3	87	(1)		86
Short-term debt	5	8	36	49			49
Intercompany financing		1,877	(92)	1,785	(6)	(1,779)	—

Total current liabilities	308	2,789	230	3,327	52	(2,149)	1,230

Non-current liabilities:
Long-term debt	3,752	17	3	3,772			3,772
Long-term provisions	56	246	38	340	8		348
Non-current liabilities of discontinued operations
Other non-current liabilities	6	82	7	95	9		104

Total non-current liabilities	3,814	345	48	4,207	17		4,224
Non-controlling interests					203		203
Stockholder’s equity	1,403	1,126	565	3,094	507	(2,198)	1,403

Total equity	1,403	1,128	565	3,094	710	(2,198)	1,606

Total	5,525	4,260	843	10,628	779	(4,347)	7.060

[-22]

Supplemental consolidated statement of cash flows for the nine months ending October 2, 2011

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	572	1,315	36	1,923	74	(1,388)	609
(Income) loss from discontinued operations, net of tax	(441)	24	(15)	(432)			(432)

Income (loss) from continuing operations	131	1,339	21	1,491	74	(1,388)	177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	(1,388)			(1,388)		1,388	—
Depreciation and amortization		343	39	382	58		440
Net (gain) loss on sale of assets		5	7	12			12
(Gain) loss on extinguishment of debt	25			25			25
Results relating to equity-accounted investees	62			62			62

(Increase) decrease in receivables and other current assets	41	(57)	23	7	1		8
(Increase) decrease in inventories		(80)	(6)	(86)	(4)		(90)
Increase (decrease) in accounts payable, accrued and other liabilities	(76)	(30)	(32)	(138)	(17)		(155)
Decrease (increase) intercompany current accounts	762	(756)	(13)	(7)	7		—
Decrease (increase) in other non-current assets	42	(24)	(4)	14	6		20
Increase (decrease) in provisions	(24)	(97)	(10)	(131)	(2)		(133)
Other items	(177)	21	(1)	(157)			(157)

Net cash provided by (used for) operating activities	(602)	664	24	86	123		209

Cash flows from investing activities:
Purchase of intangible assets		(1)	(4)	(5)			(5)
Capital expenditures on property, plant and equipment		(72)	(51)	(123)	(57)		(180)
Proceeds from disposals of property, plant and equipment		14		14			14
Purchase of other non-current financial assets		(1)		(1)			(1)
Proceeds from the sale of other non-current financial assets		3		3			3
Loan to parent	(48)			(48)			(48)

Net cash (used for) provided by investing activities

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt			18	18			18
Amounts drawn under the revolving credit facility	200			200			200
Repayments under the revolving credit facility	(600)			(600)			(600)
Repurchase of long-term debt	(908)			(908)			(908)
Net proceeds from the issuance of long-term debt	491	5		496			496
Principal payments on long-term debt	(2)	(3)		(5)			(5)
Dividends paid to non-controlling interests					(67)		(67)

Net changes in intercompany financing	559	(535)	(18)	6	(6)		—
Net changes in intercompany equity	162	(74)	18	106	(106)		—

Net cash provided by (used for) financing activities	(98)	(607)	18	(687)	(179)		(866)
Net cash provided by (used for) continuing operations	(748)		(13)	(761)	(113)		(874)

[-23]

Supplemental consolidated statement of cash flows for the nine months ending October 2, 2011- Continued

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Net cash provided by (used for) continuing operations	(748)		(13)	(761)	(113)		(874)

Cash flows from discontinued operations:
Net cash provided by (used for) operations activities		13	7	20			20
Net cash provided by (used for) investing activities	842	(11)	(9)	822			822
Net cash provided by (used for) financing activities		(2)		(2)			(2)

Net cash provided by (used for) discontinued operations	842		(2)	840			840
Net cash provided by (used for) continuing and discontinued operations	94		(15)	79	(113)		(34)
Effect of changes in exchange rates on cash positions	(7)		(2)	(9)			(9)
Cash and cash equivalents at beginning of period	399	75	91	565	343		908

Cash and cash equivalents at end of period	486	75	74	635	230		865
Less: cash discontinued operations

Cash and equivalents end of period continuing operations	486	75	74	635	230		865

[-24]